Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

Nine months ended September 30,	2006	2005
Earnings:
Income before federal income taxes	$268,284	$347,576
Less: equity in (earnings) of 50%-or-less-owned companies	(16,913)	(32,188)
Pretax income from continuing operations	251,371	315,388
Add: fixed charges	73,120	81,444
Less: interest capitalized during the period	(4,096)	(2,829)
Add: amortization of capitalized interest	2,250	2,250
Total Earnings	$322,645	$396,253

Fixed charges:
Interest expense, including amortization of deferred finance costs	$52,293	$71,039
Add: interest capitalized during the period	4,096	2,829
Add: interest portion of rental expense	16,731	7,576
Total Fixed Charges	$73,120	$81,444

Ratio of earnings to fixed charges	4.4x	4.9x